Exhibit 99.4

Free translation from Dutch

For information purposes only

GALAPAGOS NV

Limited liability company

Generaal De Wittelaan L11 A3, 2800 Mechelen,

Belgium Company Number: 0466.460.429

RLE Antwerp - division Mechelen

Invitation to the Annual Shareholders’ Meeting to be held on 25 April 2023

The Board of Directors of Galapagos NV (hereinafter the “Company”, or “Galapagos”) has the honor to invite the shareholders, holders of subscription rights, directors, and statutory auditor of the Company to the annual shareholders’ meeting (hereinafter the “Annual Shareholders’ Meeting”) of the Company that will be held on Tuesday 25 April 2023, at 2:00 p.m. (Belgian time) at the registered office of the Company (Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

There is no attendance quorum requirement for the deliberation and voting on the agenda items referred to in the below agenda of the Annual Shareholders’ Meeting.

Agenda and proposed resolutions

The agenda and proposed resolutions of the Annual Shareholders’ Meeting of the Company, which, as the case may be, can be amended at the meeting on behalf of the Board of Directors, are as follows:

1.

Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and approval of the allocation of the annual result as proposed by the Board of Directors

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022, and the allocation of the annual result as proposed by the Board of Directors.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2022

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2022

5.	Acknowledgement and approval of the remuneration report

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report included in the annual report of the Board of Directors for the financial year ended on 31 December 2022.

6.

Release from liability to be granted to the members of the Board of Directors, the members of the former Supervisory Board, and the statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2022

Proposed resolution: The shareholders’ meeting resolves, by a separate vote, to release each member of the Board of Directors, each member of the former Supervisory Board, and the statutory auditor from any liability arising from the performance of their respective mandates during the financial year ended on 31 December 2022.

Galapagos NV | AGM 25 April 2023 | Convening Notice	Page 1 of 5

Free translation from Dutch

For information purposes only

7.	Remuneration of the statutory auditor for the financial year ended on 31 December 2022

Proposed resolution: The shareholders’ meeting resolves to approve the increase of the annual remuneration of the statutory auditor from €769,610 (VAT and expenses exclusive), as approved by the ordinary shareholders’ meeting of 28 April 2020, to €1,127,098 (VAT and expenses exclusive) for the audit of the non-consolidated and consolidated accounts for the financial year ended on 31 December 2022. This increase mainly results from the fact that the scope of the audit activities performed by the statutory auditor was broadened as a result of Galapagos’ commercial activities ramping up in 2022, as well as the acquisitions made.

8.	Appointment of statutory auditor

Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors, the shareholders’ meeting resolves (a) to appoint BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Enterprise Database (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts, as statutory auditor of the Company for a period of 3 years, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as statutory auditor of the Company at €852,000 (if any, VAT exclusive) per year. Such mandate will expire immediately after the annual shareholders’ meeting to be held in 2026 which will have decided upon the Company’s annual accounts for the financial year to be ended on 31 December 2025.

9.	Re-appointment of Mr. Peter Guenter as independent director

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves (a) to re-appoint Mr. Peter Guenter as an independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027, and (b) to confirm his mandate as an independent member of the Board of Directors since (i) Mr. Peter Guenter meets the independence criteria set forth in article 7:87 of the Belgian Companies and Associations Code, and article 3.5 of the Belgian Corporate Governance Code 2020, and (ii) Mr. Peter Guenter has explicitly declared not to have (and the Board of Directors is not aware of) any connections with the Company or a major shareholder, which would interfere with his independence. The shareholders’ meeting also resolves that the mandate of Mr. Peter Guenter is remunerated as provided for non-executive members of the Board of Directors in (a) the Remuneration Policy, approved by the ordinary shareholders’ meeting of 26 April 2022, and (b) the minutes of the ordinary shareholders’ meeting of 28 April 2020.

10.	Re-appointment of Mr. Daniel O’Day as director

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves to re-appoint Mr. Daniel O’Day as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027. The shareholders’ meeting of the Company also resolves that the mandate of Mr. Daniel O’Day as director of the Company will not be remunerated.

11.	Re-appointment of Dr. Linda Higgins as director

Proposed resolution: Upon proposal of the Board of Directors, and in accordance with the advice of the Nomination Committee, the shareholders’ meeting resolves to re-appoint Dr. Linda Higgins as a non-independent member of the Board of Directors of the Company, for a period of 4 years, effective as of today, ending immediately after the annual shareholders’ meeting to be held in 2027. The shareholders’ meeting of the Company also resolves that the mandate of Dr. Linda Higgins as director of the Company will not be remunerated.

Galapagos NV | AGM 25 April 2023 | Convening Notice	Page 2 of 5

Free translation from Dutch

For information purposes only

Registration and admission formalities

To be admitted to the Annual Shareholders’ Meeting, the holders of securities issued by the Company must comply with (a) article 7:134 of the Belgian Companies and Associations Code, and (b) article 23 of the Company’s articles of association, as well as complete the formalities and make the notifications further described below.

Only shareholders are entitled to vote at the Annual Shareholders’ Meeting. The holders of subscription rights issued by the Company can, in accordance with article 7:135 of the Belgian Companies and Associations Code, only attend the Annual Shareholders’ Meeting with an advisory vote. Article 23 of the Company’s articles of association determines the formalities that these security holders must complete to be admitted to the Annual Shareholder’ Meeting.

1	Holders of registered shares and subscription rights

The holders of registered shares and subscription rights issued by the Company are entitled to participate in, and, in the case of shares, to vote at, the Annual Shareholders’ Meeting, provided that:

•

their shares or subscription rights are recorded in their name in the register of registered shares or subscription rights, respectively, at midnight (24:00) (Belgian time) on 11 April 2023 (hereinafter the “Record Date”), irrespective of the number of shares or subscription rights that they hold on the date of the Annual Shareholders’ Meeting; and

•

they notify the Company in writing of (a) their intention to participate in the Annual Shareholders’ Meeting, and (b) the number of securities for which they wish to participate in the Annual Shareholders’ Meeting, by means of the signed form that must be received by the Company at midnight (24:00) (Belgian Time) at the latest on 19 April 2023. This form is available on the Company’s website (www.glpg.com/shareholders-meetings).

This form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in, and to vote at, the Annual Shareholders’ Meeting, provided that:

•

their shares are recorded in their name in the accounts of a recognized account holder, or settlement institution, at midnight (24:00) (Belgian time) on 11 April 2023 (hereinafter the “Record Date”), irrespective of the number of shares that they hold on the date of the Annual Shareholders’ Meeting; and

•

at midnight (24:00) (Belgian time) at the latest on 19 April 2023, they provide the Company with, or arrange for the Company to be provided with, a certificate (issued by a recognized account holder, or a settlement institution) which is certifying the number of dematerialized shares recorded in the relevant shareholder’s accounts on the Record Date in respect of which the relevant shareholder has indicated his/her intention to participate in the Annual Shareholders’ Meeting.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Galapagos NV | AGM 25 April 2023 | Convening Notice	Page 3 of 5

Free translation from Dutch

For information purposes only

Only persons who are a shareholder of the Company on the Record Date and have indicated their intention to participate in the Annual Shareholders’ Meeting as set out above, will be entitled to participate in, and vote at, the Annual Shareholders’ meeting. The shares are not blocked as a result of the above-mentioned process. As a result, shareholders are free to dispose of their shares after the Record Date.

Proxy

In accordance with article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, may be represented at the Annual Shareholders’ Meeting by the General Counsel of the Company, with power of substitution, in her capacity as proxy holder, provided that the proxy does contain specific voting instructions for each item on the agenda of the Annual Shareholders’ Meeting.

Shareholders who so wish to be represented by proxy, should use the proxy form (with voting instructions) made available on the Company’s website (www.glpg.com/shareholders-meetings). The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 19 April 2023.

Voting by letter

In accordance with article 7:146 of Belgian Companies and Associations Code, and article 24 of the Company’s articles of association, shareholders having complied with the registration and admission formalities set out above, are allowed to vote by letter - prior to the Annual Shareholders’ Meeting - by means of a form made available on the Company’s website (www.glpg.com/shareholders-meetings).

The signed form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 19 April 2023.

Right to ask questions

In accordance with article 7:139 of the Belgian Companies and Associations Code, and article 28 of the articles of association of the Company, shareholders and holders of subscription rights issued by the Company, are entitled, whether during the Annual Shareholders’ Meeting or in writing before the meeting, to ask questions to (a) the members of the Board of Directors with respect to its report, or the agenda items, and (b) the statutory auditor with respect to its report.

Questions asked in writing, will only be answered if the relevant shareholder, or holder of subscription rights, has fulfilled the registration and admission formalities set out above, and if the written question has been received by the Company at the latest on 19 April 2023. Any written questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 7:130 of the Belgian Companies and Associations Code, and article 22 of the articles of association of the Company, one or more shareholders who alone or together possess at least 3% of the share capital of the Company, and provided that the applicable legal restrictions have been complied with, may request for additional items to be added to the agenda of the Annual Shareholders’ Meeting, and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such request, along with proof of ownership of the required participation, and, as the case may be, the text of the items to be dealt with and related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 3 April 2023. As the case may be, the Company will publish a modified agenda for the Annual Shareholders’ Meeting at the latest on 10 April 2023.

Galapagos NV | AGM 25 April 2023 | Convening Notice	Page 4 of 5

Free translation from Dutch

For information purposes only

Availability of documents

The documentation relating to the Annual Shareholders’ Meeting, or that must be made available pursuant to the applicable laws, as well as the total number of shares and voting rights at the date hereof, are made available on the Company’s website (www.glpg.com/shareholders-meetings). Any hard copies of this documentation can be obtained at no cost by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Please address any requests for more information to the Legal department of Galapagos (+32 15 342 900). Correspondence can be sent by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn.: Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Miscellaneous

To facilitate an expedient registration, the participants are requested to be present at least 15 minutes prior to the start of the Annual Shareholders’ Meeting.

The convening notice for the Annual Shareholders’ Meeting is drafted in Dutch and English, it being however understood that (i) the English version of the convening notice is only a free translation for information purposes, and (ii) in case of an inconsistency between the Dutch and English version of the convening notice, the Dutch version will at all times prevail.

The natural persons who intend to attend the Annual Shareholders’ Meeting in their capacity as holder of securities, proxy holders, or representatives of a legal entity, must provide evidence of their identity in order to be granted access to the meeting. In addition, the representatives of legal entities must hand over all documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the Annual Shareholders’ Meeting.

Data protection

The Company is responsible for the processing of personal data it receives from, or collects about, holders of securities issued by the Company and proxy holders in the context of shareholders’ meetings. The processing of such data will be carried out for the purposes of the organization and conduct of the relevant shareholders’ meeting, including (without limitation) the convening notices, registrations, attendance and voting, as well as for maintaining lists or registers of security holders, and the analysis of the investor and security holder base of the Company. These data include, amongst others, identification data, the number and nature of securities of any holder of securities issued by the Company, proxies and voting instructions. These data may also be transferred to third parties for the purposes of assistance or services to the Company in connection with the foregoing. The processing of the above data will be carried out, mutatis mutandis, in accordance with the Company’s Privacy Statement, available on the Company’s website (www.glpg.com/privacy-notice). The Company draws the attention of the holders of securities issued by the Company and proxy holders to the description of the rights they may have as data subjects, such as, among others, the right to access, the right to rectify and the right to object to processing, which are further outlined in the section ‘Your rights as a data subject’ of the aforementioned Privacy Statement. All this does not affect the rules that apply in connection with the registration and participation to the shareholders’ meeting. To exercise rights as a data subject, as well as for all other information regarding the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at dpo@glpg.com.

On behalf of the Board of Directors

Galapagos NV | AGM 25 April 2023 | Convening Notice	Page 5 of 5